UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number:  001-32199

SHIP FINANCE INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the “Company”), dated July 13, 2009, announcing (i) an adjustment to the share option awards to the Company’s management team, and (ii) corrections to the Company’s press release dated July 3, 2009, regarding the first quarter 2009 dividend elections.

This Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (Registration No. 333-150125), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 7, 2008, and the Company’s amended registration statement on Form F-3/A (Registration No. 333-158162), filed with the SEC on May 6, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED
(registrant)

Dated: July 16, 2009	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Executive Officer
Ship Finance Management AS

SK 23153 0001 1014098

Exhibit 1

SFL – Share incentive program 2009 and correction relating to the 1Q09 dividend election

Press release from Ship Finance International Limited, July 13, 2009

Ship Finance International Limited (NYSE:SFL) (“Ship Finance” or “the Company”) today announced that there will be an adjustment to the share option awards to the Company’s management team.

A total of 505,000 new options will be awarded to employees while all of the 355,000 previously awarded options to employees will be cancelled. The new options will be issued pursuant to the Company’s Share Option Scheme and will have a five-year term with a three-year vesting period.  The initial strike price will be equal to the weighted average share price for the three trading days following the date of this announcement, and the first options will be exercisable in July 2010.

The Company also refers to its press release dated July 3, 2009, regarding elections concerning the first quarter 2009 stock dividend.  Due to a reporting error in the number of shareholders who elected to receive the stock dividend, this figure is higher than previously communicated. Fifty-two percent (52%) of our shareholders elected to receive shares in lieu of a cash dividend, and the correct number of new shares issued is approximately 1.0 million. Accordingly, the cash dividend paid was then reduced to approximately $10.7 million.

July 13, 2009
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Contact Persons:
Ole B. Hjertaker: Chief Executive Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

Magnus T. Valeberg: Vice President, Ship Finance Management AS
+47 23114012 / +47 93440960

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings, the Company has a fleet of 67 vessels, including 33 crude oil tankers (VLCC and Suezmax), two chemical tankers, eight oil/bulk/ore vessels, one dry-bulk carrier, 13 container vessels, six offshore supply vessels, one jack-up drilling rigs and three ultra-deepwater drilling units. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters.

More information can be found on the Company’s website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.